Exhibit 99.72

Industry Canada Industrie Canada

Certificate Certificat

of Amendment de modification

Canada Business Loi canadienne sur

Corporations Act les societes par actions

INTEK-CITIC MINERALS INC. 424837-6

Name of corporation-Denomination de la societe Corporation number-Numiro de la societe

] hereby certify that the articles of the Je certifie que les statuts de la societe above-named corporation were amended: susmentionnee ont ete modifies:

a) under section 13 of the Canada a) en vertu de 1’arcicle 13 de la Loi Business Corporations Act in canadienne sur les societes par accordance with the attached notice; actions, conformdmeiit a 1’avis ci-joint;

b) under section 27 of the Canada b) en vertu de l’article 27 de la Loi Business Corporations Act as set out in canadienne sur les societes par the attached articles of amendment actions, tel qu’il est indique dans les designating a scries of shares; clauses modificatrices ci-jointes designant une serie d’actions;

c) under section 179 of the Canada 0 c) en vertu de 1’article 179 de la Loi Business Corporations Act as set out in canadienne sur les societes par the attached articles of amendment; actions, tel qu’il est indique dans les clauses modificatrices ci-jointes;

d) under section 191 of the Canada d) en vertu de 1’article 191 de la Loi

Business Corporations Act as set out in canadienne sur les societes par the attached articles of reorganization; actions, tel qu’il est indique dans les clauses de reorganisation ci-jointes;

May 30, 2006 / le 30 mai 2006

Richard G. Shaw Date of Amendment—Date de modification Director—Directeur

Canada

Industry Canada Industrie Canada electronic transaction bapport de la transaction REPORT ELECTRONIQUE

Canada Business Loi canadienne sur les AMENDMENT CLAUSES MOD1F1CATR1CES

Corporations Act societes par actions (SECTIONS 27 OR 177)(ARTICLES 27 OU 177)

Processing Type—Mode de traitement; E-Commerce/Commerce-E

1. I Name of Corporation—Denomination de la societe 2. Corporation No.—No de la societe

INTER-CITIC MINERALS INC. 424837-6

3 The articles of the above-named corporation art amended as follows:

Les statuts de la societe mentionnee ci-dessus sont modifies de la facon sulvante:

The directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

The directors are empowered to determine from time to time by resolution, the number of directors to be elected at the annual meeting of shareholders within the minimum and maximum number of directors provided for in the articles of the Corporation.

Date Name Nom

2006-05-30 JAMES MOORE

Signature

Capacity of – en qualite

AUTHORIZED OFFICER